SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 2, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated July 2, 2004, regarding the fulfillment of tax conditions for Ericsson’s voting rights issue.

Press Release July 2, 2004

The tax conditions regarding Ericsson’s voting rights issue fulfilled

The Swedish Supreme Administrative Court (Regeringsrätten) has ruled on those tax issues that are conditions for the proposal, on a reduction of the difference in voting rights, to be submitted for resolution at an Extraordinary General Meeting in Ericsson. The ruling states that the reduction of the difference in voting rights to 10:1 and the conversion from shares of series A to shares of series B do not trigger tax liability for the shareholders.

As a result of the ruling from the Supreme Administrative Court, all conditions are now fulfilled for the proposal on reduction of the difference in voting rights to be presented at an Extraordinary General Meeting in Ericsson. Such an Extraordinary General Meeting is intended to take place in the beginning of the autumn 2004.

The proposal on reduction of the difference in the voting rights was made public on February 19, 2004, and has been prepared by a Work Group consisting of shareholder representatives led by the Chairman of Ericsson, Michael Treschow. The proposal principally states that the difference in voting rights between shares of series A and B is changed from 1000:1 to 10:1 and that the shareholders of series A will receive a conversion right for each A-share, which during a specific period may be transferred or exercised for conversion of one share of series B to a share of series A. Several major Swedish institutional investors in Ericsson intend to offer to purchase the conversion rights for a price of SEK 1.10 per conversion right.

The ruling from the Supreme Administrative Court also provides guidelines on the taxation of transactions in conversion rights and other related tax issues. A summary of certain Swedish tax issues following the ruling from the Supreme Administrative Court is included in the information document that will be distributed to the shareholders before the Extraordinary General Meeting in Ericsson.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Investors:

Gary Pinkham, Vice President Investor Relations

Ericsson Group Function Communications

+46 8 719 00 00

Glenn Sapadin, Investor Relations Manager

Ericsson Group Function Communications

+1 212 843 8435

Email: investor.relations@ericsson.com

Media:

Kathy Egan, Corporate Communications, Ericsson Inc.

+1 212 685 4030

E-mail: pressrelations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 2, 2004